ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199 WWW.ROPESGRAY.COM

July 24, 2019	Nathan D. Somogie T +1 617 951 7326 nathan.somogie@ropesgray.com

VIA EDGAR

Ms. Ashley Vroman-Lee, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	AMG Pantheon Fund, LLC (the “Fund”)

(File Nos. 811-22973 and 333-224873)

Dear Ms. Vroman-Lee:

We are writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you provided by telephone on June 18, 2019 relating to Post-Effective Amendment No. 12 to the registration statement of the Fund on Form N-2 (the “Registration Statement”), filed with the Commission on May 10, 2019 pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and the Securities Act of 1933, as amended. The Staff’s comments are summarized below and each is followed by our response. Capitalized terms not otherwise defined herein have the meanings set forth in the Registration Statement.

1.

Comment: Please confirm whether the Fund and/or the Master Fund will borrow during the next fiscal year. If so, please include interest expense in the fee table, as required by General Instruction 8 to Item 3 of Form N-2.

Response: The Fund notes that although the Master Fund may borrow during the next fiscal year, it does not presently have a credit facility in place, nor does it presently intend to borrow during the next fiscal year. The Fund respectfully submits that the interest expense, if any, would be very difficult to estimate before the Master Fund has obtained a credit facility. Accordingly, the Fund does not believe that the inclusion of interest expense in the fee table would be informative or helpful to investors in the Fund.

2.

Comment: Language in the Prospectus states that the Master Fund may invest up to 25% of its total assets in a wholly-owned subsidiary organized as a Delaware limited liability company. Please confirm in correspondence that the Subsidiary’s financial statements will be consolidated with those of the Master Fund.

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Response: The Fund confirms that the Subsidiary’s financial statements will be consolidated with those of the Master Fund.

3.

Comment: Please confirm in correspondence that the Subsidiary’s management fee will be included in the Fund’s and Master Fund’s management fees, and that the Subsidiary’s expenses will be included in other expenses in the Fund’s prospectus fee table.

Response: The Fund confirms that the management fee shown in the “Summary of Fund Expenses” in the Fund’s prospectus reflects the management fee paid by the Subsidiary. The Fund notes that footnote 3 to the “Summary of Fund Expenses” table states:

“The management fee shown is payable in part by the Master Fund and in part by the Subsidiary, but will be borne indirectly by Investors as a result of the Fund’s investment in the Master Fund. The Master Fund will pay the Adviser a management fee at the annual rate of 0.70% of the Master Fund’s net asset value (excluding the assets attributable to the Subsidiary) as of the end of each month, and the Subsidiary will pay the Adviser a management fee at the annual rate of 0.70% of the Subsidiary’s net asset value as of the end of each month.”

The Fund also confirms that the Subsidiary’s expenses are included in “Other Expenses” in the Fund’s prospectus fee table. The Fund notes that footnote 5 of the “Summary of Fund Expenses” table in the Fund’s prospectus explains that “Other Expenses” include “expenses that the Fund bears directly and indirectly through the Master Fund.”

4.

Comment: Please confirm that the Subsidiary and its Board of Directors will agree to inspection by the Staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

Response: The Fund confirms that the Subsidiary and its Board of Directors will agree to inspection by the Staff of the Subsidiary’s books and records, which are maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

5.

Comment: Please disclose (i) whether the Fund has received a private letter ruling from the IRS stating that undistributed income derived from the Subsidiary is qualifying income, and (ii) if the Fund has not received a private letter ruling, its basis for determining that such undistributed income is qualifying income, such as an opinion of counsel.

Response: The Fund has not received and does not intend to request a private letter ruling of this nature. The Fund does not believe that a private letter ruling of this nature is necessary or applicable given the tax treatment of the Subsidiary.

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The Fund notes that, as a Delaware limited liability company that has elected to be classified as an association taxable as a corporation for U.S. federal tax purposes, the Subsidiary is not a controlled foreign corporation to which Subpart F of the Internal Revenue Code (the “Code”) applies. Accordingly, the Master Fund does not expect to be required to include in its own income any income the Subsidiary realizes unless and until the Subsidiary pays a dividend to the Master Fund. The Fund notes that such dividends would be expected to constitute “qualifying income” for purposes of Subchapter M of the Code, pursuant to Section 851(b)(2)(A) of the Code. The Fund therefore believes that a private letter ruling to the effect that undistributed income of the Subsidiary is qualifying income to the Master Fund is inapplicable and unnecessary in this situation.

6.

Comment: Please disclose any of the Subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or principal risks of the Fund. The principal investment strategies and principal risk disclosures of a fund investing in one or more subsidiaries should reflect the aggregate operations of the fund and the subsidiary.

Response: The Fund notes that the “Summary of Terms—Investment Objective and Strategies” section of the Fund’s prospectus states:

“The Subsidiary has the same investment objective and strategies as the Master Fund and, like the Fund and the Master Fund, is managed by the Adviser. . . . Except as otherwise provided, references to the Fund’s investments also will refer to the Master Fund’s investments and the Subsidiary’s investments.”

Additionally, the “Additional Information about the Master Fund’s Wholly-Owned Subsidiary” section of the Fund’s prospectus states:

“In determining which investments should be bought and sold for the Subsidiary, the Adviser will treat the assets of the Subsidiary as if the assets were held directly by the Master Fund.”

Accordingly, the Fund respectfully submits that the principal investment strategies and principal risk disclosures of the Fund reflect the aggregate operations of the Fund, the Master Fund and the Subsidiary.

7.

Comment: On page 80, the disclosure provides that “[t]he Master Fund will not transfer portfolio securities to the SPV unless the Fund has obtained an exemptive order.” Please provide clear disclosure that the SPV is not currently in existence and will require a 1940 Act exemption when it is.

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Response: The Fund notes that it presently discloses on page 80 that such SPV will “be registered under the 1940 Act or exempt from such registration.” In response to the Staff’s comment, the following sentence has been added immediately prior to the above-referenced disclosure:

“Any such SPV will be organized only if the Fund does not commence a repurchase offer within two years from the date of such written request by an Investor, as described above.”

8.

Comment: On page 80, the disclosure provides that “[t]he Master Fund may make repurchase offers to its investors at times when repurchase offers are not made to Investors in the Fund.” Please explain how the Master Fund is making repurchase offers without conducting a tender offer. See Rule 23c-1(a)(4) under the 1940 Act. In addition, please explain how the Board of the Master Fund is authorizing repurchases from investors in the Master Fund and determining not to pass along a repurchase offer to investors in the Fund.

Response: In response to the Staff’s comment, the following disclosure has been deleted from the “Repurchases of Units and Transfers” section:

“~~The Master Fund may make repurchase offers to its investors at times when repurchase offers are not made to Investors in the Fund.~~ The Master Fund will not impose an Early Repurchase Fee on redemptions by its investors. ~~The Master Fund has accepted other investors into the Master Fund. Because the Master Fund may make repurchase offers to its investors at times when repurchase offers are not made to Investors in the Fund, such other investors in the Master Fund will not be subject to the same limitations on liquidity that will apply to Investors in the Fund, including that such contribution will not be subject to any lock-up and may be redeemed through repurchase offers by the Master Fund. Investors in the Fund may not have the opportunity to redeem their Units prior to or at the same time as the investors of the Master Fund that are requesting to have their Master Fund Interests repurchased.~~”

The Fund has also deleted similar disclosure throughout the Registration Statement.

* * * * *

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We hope that the foregoing responses adequately address the Staff’s comments. Should you have any further questions or comments, please do not hesitate to contact me at (617) 951-7326.

Very truly yours,

/s/ Nathan D. Somogie

Nathan D. Somogie, Esq.

cc:	Mark J. Duggan, AMG Funds LLC

Kara Zanger, Pantheon Ventures

Gregory C. Davis, Esq.

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